                                               File No. 70-8921



                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                        AMENDMENT NO. 1

                               TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                   NEW ENGLAND ELECTRIC SYSTEM

                              and

                       NEES ENERGY, INC.

            (Name of companies filing this statement)


       25 Research Drive, Westborough, Massachusetts 01582

             (Address of principal executive offices)




                   NEW ENGLAND ELECTRIC SYSTEM

   (Name of top registered holding company parent of applicant)



Michael E. Jesanis                     Kirk L. Ramsauer
Treasurer                              Associate General Counsel
25 Research Drive                      25 Research Drive
Westborough, MA 01582                  Westborough, MA 01582

            (Names and address of agents for service)

1.   Item 1 is hereby amended to read in its entirety as follows:

     "New England Electric System (NEES) is a registered holding company under the Public Utility Holding Company Act of 1935 (the
Act) whose subsidiary companies include New England Power Company, an electric generation subsidiary (NEP), retail electric utility subsidiaries (the Retail Companies), New England Power Service Company (NEPSCO, a service company subsidiary), New England Electric Resources, Inc. (NEERI), a wholly-owned, non-utility subsidiary of NEES, an energy company subsidiary, and two electric power marketing subsidiaries (collectively, the NEES System) and a proposed new energy marketing subsidiary: AllEnergy Marketing Company L.L.C., having offices at 3 University Office Park, 95 Sawyer Road, Waltham, Massachusetts 02154.

     By its Order dated May 23, 1996 (HCAR No. 26520) (the May Order) and August 28, 1996 (HCAR No. 26563) (the August Order), the Commission approved the formation of one or more marketing companies (Marketing Companies) by NEES. In the May Order the Commission authorized the formation of Marketing Companies in Massachusetts, New Hampshire, Rhode Island, Maryland, Delaware, Pennsylvania, New Jersey, and New York; in the August Order the Commission authorized the formation of Marketing Companies in Connecticut, Maine, and Vermont. The May and August Orders authorized Marketing Companies to: (i) market electric power at wholesale, (ii) market electric power at retail pursuant to participation in the New Hampshire retail competition pilot program and two Massachusetts retail competition pilot programs, and (iii) provide a broad range of electrical related services, including, but not limited to, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering, and consulting. In the May and August Orders, the Commission reserved jurisdiction over retail electric sales by Marketing Companies, except to the extent electric retail marketing is permitted under the aforementioned New Hampshire and Massachusetts pilot programs, pending a filing demonstrating that the relevant jurisdiction has authorized such retail sales. The May and August Orders authorized NEES to invest not exceeding $15 million in the Marketing Companies. Pursuant to the May Order, NEES has formed NEES Energy, Inc. (NEES Energy), a Massachusetts corporation, and Granite State Energy, Inc. (Granite State Energy), a New Hampshire corporation, to undertake marketing activities consistent with the Commission's Orders.

     A.  AllEnergy LLC Investment
     ----------------------------

     NEES Energy intends to enter into a joint venture with a subsidiary of Eastern Enterprises (Eastern) to engage in the marketing of energy and related services and products. The retail electric utility subsidiaries of NEES serve approximately 1.3 million customers and have peak demand and capacity resources above 4300 MW and 5500 MW, respectively. Eastern, an exempt public utility holding company, owns and operates Boston Gas Company, New England's largest distributor of natural gas, serving over 500,000 customers in eastern and central Massachusetts including Boston, and Midland Enterprises, Inc. a coal and other dry bulk cargo inland waterway carrier.

     NEES Energy proposes to invest, from time to time, not exceeding $50 million in, and be a voting member of, AllEnergy Marketing Company, L. L. C., a limited liability corporation to be formed under the laws of The Commonwealth of Massachusetts on September 18, 1996 (AllEnergy LLC) pursuant to a Limited Liability Company Agreement (the LLC Agreement), a copy of which is attached hereto as Exhibit B-1. NEES Energy proposes to own not exceeding a fifty percent (50%) voting interest in AllEnergy LLC. The remaining fifty percent (50%) voting interest in AllEnergy LLC will initially be owned by AllEnergy Marketing Company, Inc., a wholly owned subsidiary of Eastern Enterprises (Eastern Sub). The LLC Agreement makes NEES Energy's obligation to invest in AllEnergy LLC conditional upon NEES Energy's receipt of investment authorization from the Commission in a satisfactory form. Third parties may later invest in owning an interest in AllEnergy LLC pursuant to the terms of the LLC Agreement.

     AllEnergy LLC will engage in the business of marketing and selling: (i) energy commodities, including electricity, natural gas, oil and other energy sources as well as options, futures contracts, forward contracts, collars, spot contracts or swap contracts related to the choice, purchase or consumption of any such energy commodity and any other financial products marketed or used in connection therewith (see, e.g. American Electric Power Company, Inc., Holding Company Act Release No. 26583, September 27, 1996), and (ii) incidental and reasonably necessary products and services related to the choice, purchase or consumption of any such energy commodity, such as, but not limited to, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering, and consulting, whether or not sold or provided on a bundled basis with such natural gas, electricity, oil, or other energy source(see, e.g. SEI Holdings, Inc., Holding Company Act Release No. 26581, September 26, 1996). AllEnergy LLC will employ various risk-reduction measures to limit potential losses that could be incurred through AllEnergy LLC activities. These measures may include energy commodity hedging transactions; provided, however, that AllEnergy LLC will not engage in
speculative trading.   Management of AllEnergy LLC will be by its
members, NEES Energy, Eastern Sub, and other entities (if any) subsequently admitted to membership in AllEnergy LLC. The members of AllEnergy LLC may delegate powers and authority to officers of AllEnergy LLC, subject to the restrictions of the LLC Agreement. AllEnergy LLC has developed a five year business plan to implement its marketing strategy. Although AllEnergy LLC's initial efforts will be focused on the Northeast region, AllEnergy LLC may expand its business to all 50 United States and Canada. AllEnergy LLC will engage in brokering and retail marketing of electric power and natural gas within a state or other jurisdiction only to the extent permitted or authorized under such state's or other jurisdiction's laws or programs. (See, e.g. Eastern Utilities Associates, Holding Company Act Release No. 26586, October 2,
1996). The applicants request that the Commission reserve jurisdiction over AllEnergy LLC's doing business as outlined in this filing outside of the United States.

     To date, three New England states have initiated programs for the retail wheeling of electricity. Granite State Energy is participating in the New Hampshire pilot program to establish retail electric competition adopted by the New Hampshire Public Utilities Commission. NEES Energy is participating in two of the Massachusetts retail electric competition pilot programs approved by the Massachusetts Department of Public Utilities. On August 7, 1996, the Governor of Rhode Island signed into law the Electric Restructuring Act of 1996 (96-H 8124 SUB B; the RI Act). The RI Act authorizes retail wheeling in Rhode Island on the following timetable for the indicated customer classes:

     July 1, 1997 -- All new customers over 200 KW, existing manufacturing customers over 1500 KW, and all state accounts

     January 1, 1998 -- All manufacturing customers over 200 KW, and all municipal accounts

     July 1, 1998 -- All remaining customers

     The RI Act provides that, if 40 percent of New England has customer choice before July 1998, all Rhode Island customers will have choice within three months, regardless of the above timetable.

     Gas deregulation in Massachusetts is proceeding on a company by company basis. Boston Gas Company has a rate case on file with the Massachusetts Department of Public Utilities setting forth a plan to transition from traditional bundled service to a "distribution only" company (by exiting the merchant function of buying and arranging transport of gas) by the end of 1999 for all commercial/industrial and residential customers; Boston Gas Company's system is presently open for its largest customer class.

     AllEnergy LLC may choose to form one or more subsidiaries in order, among other things, to pursue its business in a particular state; AllEnergy LLC requests authority to form such subsidiaries. AllEnergy LLC will make an initial equity contribution not exceeding $100,000 in any such subsidiary. The form of AllEnergy LLC's initial equity investment, together with the formalities of the subsidiary's formation, may differ based on the type of entity organized: if such a subsidiary is a corporation, AllEnergy LLC's initial investment may involve a purchase of common shares; if such a subsidiary is a limited liability corporation or a partnership, AllEnergy LLC may enter into an organization agreement and purchase a membership or partnership interest. Subsequent capital contributions or open account advances without interest, loans, or extension of credit, from AllEnergy LLC to any such subsidiary in accordance with Rule 45 of the Act are exempt from the requirement of authorization from the Commission.

     AllEnergy LLC may have opportunities to acquire businesses to complement its business such as, without limitation, engineering services providers and propane gas businesses, and rather than acquire assets may prefer to acquire the securities thereof, but will not acquire any securities of third parties without the further authorization of the Commission. The applicants request that the Commission reserve jurisdiction over AllEnergy LLC's acquisition of such other businesses.

     AllEnergy LLC requests authorization to acquire or construct physical assets that are incidental and reasonably necessary in the day-to-day conduct of its operations.

     Prior to the issuance of the Commission's Order in connection with this filing, AllEnergy LLC may have entered into a commitment to acquire a propane gas marketing business located in the Eastern United States; the applicants request authorization to acquire an interest in the business of such propane gas marketing business, paying therefore not exceeding $3.5 million. The terms of such acquisition will likely require, without limitation, (i) the payment or cancellation of the acquired entity's outstanding debt prior to the acquisition, (ii) execution of agreements by key employees of the acquired entity to continue employment with such entity for a period of time following the acquisition, (iii) the assignment, without violation of the terms thereof, of material contracts, contract rights, and leases , and other rights and commitments of the acquired entity to AllEnergy LLC, and (iv) the making of customary representations and warranties by the acquired entity and AllEnergy LLC, respectively.

     AllEnergy LLC will not acquire any utility assets or gas distribution facilities, as those terms are defined under the Act and regulations and orders issued thereunder, and will, therefore, not be either an electric or gas utility under the Act.

     NEES and/or NEES Energy may also be required to supply guarantees or other credit support agreements for the benefit of AllEnergy LLC in the ordinary course of AllEnergy LLC's business including, without limitation, in connection with its execution of office leases, or of long term gas or electrical supply contracts. NEES and NEES Energy request authorization to provide such guarantees or credit support in amounts not to exceed, in the aggregate and inclusive of guarantees or credit support provided in connection with short term borrowing as set forth in Section E of this filing, $20 million.

     B.   LLC Agreement Loan and Transfer Provisions
     ----------------------------------------------

     Section 3.7 of the LLC Agreement provides that in the event an AllEnergy LLC member defaults in making a required capital contribution to AllEnergy LLC, the non-defaulting member may, at its discretion, advance to AllEnergy LLC on behalf of the defaulting member all or a portion of such required capital contribution (a Member Default Loan). The defaulting member is responsible for repaying the Member Default Loan to the member making such loan in accordance with Section 3.7.3 of the LLC Agreement. In the event that (i) the non-defaulting member elects not to make such a Member Default Loan, or (ii) the Member Default Loan is not repaid, then the members' percentage interests in AllEnergy LLC shall, at the election of the non-defaulting member, be adjusted to reflect the failure of the defaulting member to either make the required capital contribution, or repay the Member Default Loan, as the case may be, in accordance with a formula set forth in Section 3.7.4 of the LLC Agreement. The applicants request authorization to make or repay any such Member Default Loan, or effect such adjustments of member interests, pursuant to the terms of the LLC Agreement.

     Members of AllEnergy LLC may effect a transfer of all or a portion of their interest therein in accordance with Article 9 of the LLC Agreement. Such transfers may include required regulatory transfers, transfers to affiliates, transfers to another member of AllEnergy LLC, and transfers to third parties. Section 9.3 of the LLC Agreement provides that, in the event an AllEnergy LLC member receives an offer to purchase its interest therein and intends to transfer its interest pursuant to such offer, or must make a required regulatory transfer of all or a portion of its interest, the other member shall have a right to purchase such interest at the offer price, or at the fair market value of the transferred portion of such interest (in the case of a required regulatory transfer), (the Purchase Right). The applicants request authorization to make from time to time such transfers, and to exercise such Purchase Right, pursuant to the terms of the LLC Agreement.

      The LLC Agreement provides a mechanism whereby either NEES Energy or Eastern Sub may trigger a withdrawal of either party from AllEnergy LLC by means of a buy/sell transaction (the Buy/Sell Provision). In summary, the Buy/Sell Provision permits either party to withdraw by giving the other party a notice of intention to withdraw indicating a cash price at which the withdrawing party would be willing to either buy or sell its interest in AllEnergy LLC. The party receiving such notice may then either buy the other party's AllEnergy LLC interest, or sell its own AllEnergy LLC interest to such other party, at such price. The Buy/Sell Provision may, among other things, be used to address conflicts between NEES Energy and Eastern Sub in connection with AllEnergy LLC which the parties are unable to resolve. The

Buy/Sell Provision is set forth in detail in Section 9.6 of the LLC Agreement (see Exhibit B-1). The applicants request authorization to consummate a Buy/Sell Provision transaction, should this become necessary, without further approval from the Commission.

     C.  Financing of AllEnergy LLC Investment
     -----------------------------------------

       NEES proposes to provide initial financing for NEES
Energy's investment in AllEnergy LLC by making capital contributions and/or loans to NEES Energy from time to time, provided that such NEES financing shall not be in excess of $50 million in the aggregate outstanding at any one time, including any short term loans made by NEES and/or NEES Energy pursuant to the authority requested in Item 1, Part E hereof and any amounts provided by NEES and/or NEES Energy which are used by AllEnergy
LLC to acquire the assets or securities of third parties, or to invest in a subsidiary, pursuant to the authority requested in
Item 1, Part A hereof, and excluding any guarantees from NEES and/or NEES Energy supplied pursuant to the authority requested in the last paragraph of Item 1, Part A. Any such loans will be in the form of non-interest bearing subordinated notes payable in twenty years or less from the date of issue (see Exhibit B-2 hereto). NEES Energy may prepay any or all of such outstanding notes, in whole or in part, at any time and from time to time without premium or penalty. NEES shall only make such loans provided: (a) there shall be in full force and effect appropriate orders of all regulatory authorities having jurisdiction in the premises; (b) the making of such loan shall not contravene any provision of law or any provision of the certificate of incorporation or by-laws of NEES Energy or any agreement binding upon NEES Energy; and (c) the making of such loan shall not contravene any provision of law or any provision of the Agreement and Declaration of Trust of NEES. Subsequent capital contributions or open account advances without interest, loans, or extensions of credit, from NEES to NEES Energy in accordance with the terms of Rule 45 of the Act, are exempt from the requirement of authorization by the Commission. It is proposed that the above investments be authorized through December 31, 2001.

     D.  Personnel
     -------------

     AllEnergy LLC staffing is expected to begin with a small group of employees. It is intended that four employees of NEPSCO will be assigned to AllEnergy LLC on a full-time basis; to the extent any more NEPSCO personnel are assigned to AllEnergy LLC, they will become employees of AllEnergy LLC. Other than such four NEPSCO employees, AllEnergy LLC will have its own employees and only rely on NEPSCO or an Eastern subsidiary for administrative services such as accounting, tax, legal, information services, insurance, and personnel management. All costs associated with these NEPSCO services, and with services of the above four NEPSCO employees assigned to AllEnergy LLC on a full-time basis, would be fully reimbursed on a cost basis by AllEnergy LLC in accordance with Rules 90 and 91 of the Act; reimbursements for these costs will be on a thirty-day cycle basis.

     E.  Short-term Borrowing
     ------------------------

     AllEnergy LLC intends to engage in short-term borrowing from third parties pursuant to Rule 52(b) of the Act. Such borrowings will be solely for the purpose of financing AllEnergy LLC's existing business; the interest rates and maturity dates of any debt security issued to an associate company of AllEnergy LLC will be designed to parallel the effective cost of capital of that associate company.

     In connection with such borrowings, it may be necessary for NEES and/or NEES Energy to enter into guarantee or other credit support agreements with lenders. NEES and NEES Energy request authorization to enter into such agreements from time to time in connection with such borrowings.

     F.  Compliance with Rule 53
     ---------------------------

     Neither NEES nor any subsidiary currently has an ownership interest in an exempt wholesale generator ("EWG") as defined in
Section 32 of the Act or a foreign utility company ("FUCO") as defined in Section 33 of the Act. Additionally, neither NEES nor any subsidiary is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or FUCO. By its Order dated April 15, 1996 (HCAR 35-26504), the Commission has authorized financings by NEES and/or NEERI for the purpose of acquiring EWGs and FUCOs as set forth in their Application/Declaration in File No. 70-8783. In the event that the total amount of authority requested in the above-referenced Application/Declaration (File No. 70-8783) is invested in connection with EWGs and FUCOs, NEES' "aggregate investment" (determined in accordance with Rule 53(a)(1)(i)) in EWGs and FUCOs would not exceed 50% of NEES' "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) in compliance with the provisions set forth in Rule 53 under the Act. NEES and its subsidiaries shall comply with the requirements of Rules 53 and 54 of the Act in connection with EWG and FUCO acquisitions and financings. No funds or borrowings requested in this filing will be used by NEES, NEERI, NEES Energy, AllEnergy LLC, or any associated company to invest in EWGs and/or FUCOs.

     G.  Rule 24 Certificates
     ------------------------

     NEES Energy and AllEnergy LLC shall file certificates with the Commission pursuant to the terms and conditions of Rule 24 under the Act on an annual basis, within 90 days of the end of each year, in connection with the business of AllEnergy LLC. As part of such Rule 24 filings, NEES Energy and AllEnergy LLC shall provide the Commission with: (1) a report of the number of permanent employees assigned to AllEnergy LLC during such period, (2) a balance sheet, twelve months ending income statement, and statement of cash flow for AllEnergy LLC, and (3) a description of the general category of energy commodity related services and products provided by AllEnergy LLC during such period.

     In addition, AllEnergy LLC shall file a Rule 24 certificate with the Commission informing it of any of the following transactions, within thirty (30) days following the consummation of any such transaction: (i) the formation of any subsidiary of AllEnergy LLC, (ii) a Buy/Sell Provision transaction, or (iii) any other transaction resulting in a change in the ownership of membership interests in AllEnergy LLC.

     Finally, within 90 days after the end of each calendar quarter, AllEnergy LLC will file a Rule 24 certificate covering the transactions effected pursuant to the short-term borrowing authority requested in Section E hereof during such quarter. Such certificate will show the dates and amounts of all new money borrowings, the names of the lenders, the maximum concurrent amount of notes outstanding to the lenders, the aggregate total outstanding at any one time, and the aggregate total outstanding at the end of such quarter. Each certificate will include a statement of whether any of the funds borrowed were paid by a subsidiary company to NEES through dividends for the purpose of NEES acquiring an interest in an exempt wholesale generator or foreign utility company. The amount of such dividend payment must be given. The final certificate of notification will be accompanied by the required past-tense opinion of counsel."

2. Item 6 (a) is hereby amended by filing the following exhibits:

     *B-1     LLC Agreement

      G-1    Financial Data Schedule for NEES
                (Parent Company Only)

      G-2    Financial Data Schedule for NEES (Consolidated)

      G-3    Financial Data Schedule for NEES Energy

     Pursuant to Section 22 and Rule 104, the applicants hereby object to the public disclosure of any part or parts of Exhibit B-1 and request confidential treatment therefor. The information contained in Exhibit B-1 is commercially sensitive and the public disclosure of such information has the potential to harm commercial prospects for AllEnergy LLC and/or the applicants.
Since the contents of Exhibit B-1 are of a technical nature or concern the rights and obligations as between the private parties to the LLC Agreement, public disclosure of such information is not necessary or appropriate in the public interest or for the protection of consumers or investors.

     *Filed under cover of Form SE

3. Item 6(b) is hereby amended by filing the following financial statements:

     (b) Financial Statements

     1-A   Balance Sheet of NEES at June 30, 1996,
            Actual and Pro Forma (Parent Company Only)

     1-B   Statement of Income and Retained Earnings
             for NEES for twelve months ended June 30, 1996, Actual and Pro Forma (Parent Company Only)

     2-A   Consolidated Balance Sheet of NEES at
             June 30, 1996, Actual and Pro Forma

     2-B   Statement of Consolidated Income for NEES for
             twelve months ended June 30, 1996, Actual and Pro Forma

     3-A   Balance Sheet of NEES Energy at June 30, 1996,
             Actual and Pro Forma

     3-B   Statement of Income and Retained Earnings
             for NEES Energy for twelve months ended June 30, 1996, Actual and Pro Forma

                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 1 to their Application/Declaration on Form U-1 to be signed on their behalf, as indicated by the undersigned officers thereunto duly authorized.

                         NEW ENGLAND ELECTRIC SYSTEM


                         s/Michael E. Jesanis
                         _______________________________________
                         Michael E. Jesanis, Treasurer



                         NEES ENERGY, INC.


                         s/John G. Cochrane
                         _______________________________________
                         John G. Cochrane, Treasurer



Dated: October 31, 1996



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefore.